NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andy Tucker T: 202.689.2987 Andy.Tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 22, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracey Houser
Daniel Crawford

RE:	Aesther Healthcare Acquisition Corp.
Amendment No 1. to Preliminary Proxy Statement on Schedule 14A
Filed October 26, 2022
File No. 001-40793

Ladies and Gentlemen:

On behalf of Aesther Healthcare Acquisition Corp. (the “Company”), we are hereby responding to the letter dated November 9, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on October 26, 2022 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today. Please note that, in addition to updates made to address the Staff’s comments, the financial presentations in the Amended Proxy Statement have been updated to reflect information as of September 30, 2022.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed October 26, 2022 General, page [-]

1.	We note your agreements with Vellar and Meteora obligate AHAC and New Ocean Biomedical to repurchase the shares they purchase in furtherance of the agreement. Please provide us with an analysis as to how these agreements, which may result in the repurchase of shares at a price as high as the redemption price plus $2.50 payable in common shares of New Ocean Biomedical, comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment. In our view, the Vellar Backstop Agreement complies with Rule 14e-5 because of Rule 14e-5(b)(7) which provides an exception from the general rule arrangements to purchase pursuant to a contract if (i) such contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and its material terms are disclosed in the offering materials. The Vellar Backstop Agreement was entered into concurrently with the Business Combination Agreement and prior to its announcement, it is unconditional and binding on both parties and we have disclosed all material terms in the proxy statement. With respect to the Meteora Backstop Agreement, we acknowledge that, as currently drafted, the variable nature of the maturity consideration renders unclear that agreement’s compliance with Rule 14e-5. As a result, the parties to the Meteora Backstop Agreement have decided to amend the agreement such that the maturity consideration is a pre-established, fixed number of shares (specifically, 1,000,000 shares of AHAC Class A common stock) payable by the Company to Meteora within three years of the Meteora Backstop Agreement’s effective date.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

November 22, 2022

Questions and Answers About the Proposals for Stockholders

What interests do AHAC’s current officers and directors have in the Business Combination?, page 13

2.	We note your response to comment 5 and reissue our comment. Please revise your disclosure discussing the interests of AHAC’s current officers and directors in the Business Combination to highlight the risk related to the sponsor’s incentive to complete any acquisition rather than liquidate and the potential result of completing an acquisition that might not be favorable to the public shareholders as it is to your sponsors. For example, disclose the effect a liquidation will have on the Sponsor’s Class B common stock, Private Placement Warrants and $1,050,000 loan.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 4, 12, 13, 24, 114, 115, 123, 124 and 135 of the Amended Proxy Statement.

Summary of the Proxy Statement, page 19

3.	We note your response to comment 2 and your revised disclosure on page 19 indicating the conditions that AHAC has at least $5,000,001 of tangible net assets and the shares of New Ocean being listed on NASDAQ are not waivable conditions. Your response and these revisions imply that the other conditions presented can be waived. Please revise to clarify which conditions are subject to waiver. To the extent you believe the remaining conditions can be waived, please explain how you will complete the merger if you do not obtain shareholder approval from the stockholders of each company; if you do not obtain the approval of any required government authorities; if there is a law or order preventing the transaction; etc. Additionally, please note that the disclosure on page 130 continues to indicate that the Nasdaq listing and $5,000,001 net tangible asset conditions can be waived.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 19, 20, and 131 of the Amended Proxy Statement.

4.	Please revise this discussion to quantify the total estimated amount New Ocean Biomedical may have to pay Vellar and Meteora assuming Vellar and Meteora purchase the maximum amount of shares pursuant to the Backstop Agreements and elect to sell them all back to the combined company at maturity, including the $2.50 per share payments. Additionally, revise your risk factor on page 54 to disclose the dilutive effects of issuing new stock subject to the Backstop Agreements.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 21, 22 and 55 of the Amended Proxy Statement. The Staff should note that, as explained in response to Comment 1 (above), the Meteora Backstop Agreement was amended to eliminate the $2.50 per share payment payable to Meteora upon the Maturity of the Meteora Backstop Agreement. Instead, the Company has agreed to issue Meteora 1,000,000 shares on or prior to the three-year anniversary of the Meteora Backstop Agreement.

November 22, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 32

5.	Please expand your description of the preparation of the pro forma condensed combined financial information to also include the alternative levels of utilization of the Backstop Agreements, as there are seven scenarios presented and not just the four for the various redemption scenarios provided.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 32 and 33 of the Amended Proxy Statement. As discussed in the response to the Staff’s comment 12(e), the Company has revised the proforma financial information as follows:

1.	Removed from scenarios 2, 3 and 4 the assumption that Vellar and Meteora resells the shares they acquired under the Backstop Agreement on the Closing Date, making them the same as the original scenarios 5, 6 and 7.

2.	Revised scenarios 5, 6 and 7 to assume that Vellar and Meteora do not purchase any shares under the Backstop Agreements, as requested by the Staff in comment 12(e).

3.	Revised the shares to be issued to the Ocean Biomedical stockholders from 24,000,000 to 23,874,945, reflecting that a portion of the merger consideration is being allocated to the shares of New Ocean Biomedical issuable upon the exercise of the Second Street warrants. In particular, the disclosure reflects that the $240 million in transaction consideration is divided into (i) $238,749,455 payable to the Ocean Biomedical stockholders at closing in the form of 23,874,945 shares of New Ocean Biomedical common stock and (ii) $1,250,545 related to the economic value of the Second Street warrants at Closing.

4.	Expanded the discussion of the terms of the conversion of the Second Street warrants from warrants exercisable for Ocean Biomedical common stock into warrants exercisable for New Ocean Biomedical common stock post-Closing. In particular, the disclosure reflect that the warrants will be exercisable for 614,055 shares of New Ocean Biomedical common stock post-Closing.

5.	The amendment to the Meteora Backstop Agreement referenced in the Company’s response to the Staff’s comment 1.

6.	Please expand your disclosures to include all potential sources of dilution. Refer to your disclosures for the Ocean Warrants on page 37. Please address this comment throughout your document in which warrants or other dilutive securities are discussed.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 2, 8, 31-34, 43, 117, 129 and 130 of the Amended Proxy Statement.

1. Basis of Presentation

General Description of the Business Combination Agreement, page 37

7.	With reference to prior comment 8, please provide a prominent discussion of the two conditions required to be met to close the business combination, including a calculation of both conditions under each scenario. For each scenario that one or both of these conditions are not met, explain how you intend to address these required conditions and/or provide a fulsome explanation of the consequences of not meeting the corresponding condition to the transaction, AHAC’s business and AHAC’s shareholders. If there are scenarios in which you will not meet one or both of these conditions, address this comment throughout the document where the conditions to close are discussed.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 33 of the Amended Proxy Statement.

Merger Consideration, page 37

8.	As requested in prior comment 12, please expand your disclosure to include a discussion of the material terms for the Earnout Shares along with your intended accounting for this consideration to both Ocean Biomedical and Sponsor recipients. As part of your response, please provide us with your assessment of the material terms for each type of recipient along with your consideration of the guidance in ASC 480, ASC 815-40, and ASC 718 for any employee.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 38 of the Amended Proxy Statement.

November 22, 2022

9.	As requested in prior comment 12, please address the Extension Share Award component of the merger consideration, as discussed on page 128.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 38 of the Amended Proxy Statement.

10.	Please expand your disclosure for the Ocean Warrants to state the number of New Ocean Biomedical warrants that will be issued along with the material terms of these warrants.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 38 of and throughout the Amended Proxy Statement.

11.	For the Class B Units Profit Interest held by Ocean Biomedical employees, please expand your disclosure to state whether this transaction will have an impact on those interests and whether Poseidon Bio will continue to make such grants subsequent to this transaction.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 38 and 235 of the Amended Proxy Statement.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 38

12.	For footnote (2) with reference to prior comment 13, please address the following:

a)	Clarify what the “redemption period” and “expiration of the redemption offer” are in the last paragraph on page 38.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 21, 39, 40, 132, 133, 239, 240, F-69, and F-71 of the Amended Proxy Statement.

b)	Disclose any material differences between the material terms of the Vellar Backstop Agreement and the Meteora Backstop Agreement, if any.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 40 of the Amended Proxy Statement.

c)	Disclose that you have concluded that both Backstop Agreements are within the scope of ASC 480-10, if correct, and the corresponding accounting implications.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 39 of the Amended Proxy Statement.

d)	As noted in your disclosures on page 40, a possible outcome is that Vellar and Meteora are unable to acquire any shares under the Backstop Agreements. As such, we continue to request that you expand your pro forma presentation to also provide scenarios in which this is the outcome in accordance with the guidance in Article 1102(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 41 of the Amended Proxy Statement. See the Company’s response to comment 5 and 12(e).

e)	Tell us how you determined that the sale of the shares acquired by Vellar and Meteora under the Backstop Agreements on the day of closing is within the range of possible outcomes to be reflected in the pro forma financial statements. To the extent that you are able to demonstrate the appropriateness of scenarios 2, 3 and 4, tell us why you are reflecting a cash inflow from Vellar and Meteora, since AHAC would not have made the prepayments on the day of closing the business combination.

Response: The Company acknowledges the Staff’s comment. The Company desires to inform the Staff that, after further calculation, the Company determined that the sale of shares acquired by Vellar and Meteora under the Backstop Agreements at Closing was not within the range of possible outcomes to be reflected in the pro forma. Accordingly, scenarios 2, 3 and 4 (and the assumptions underlying those scenarios) on page 41 of the Amended Proxy Statement were changed. See the Company’s response to comment 5.

f)	For scenarios 5, 6 and 7, revise your presentation on the face of the balance sheet to show the cash outflow, as described in the disclosure (i.e., $26.8 million adjustment to reduce cash under scenario 5, $73.9 million under scenario 6, and $67.3 million under scenario 7) rather than combining the adjustment under footnote (4).

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 34 and 41 of the Amended Proxy Statement.

November 22, 2022

13.	Please expand footnote (3) to address the fact that there would be insufficient cash under scenario 7 to make the full $3.5 million payments and the implications to consummating the business combination without having the financing to make these payments.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 41 of the Amended Proxy Statement.

14.	Please revise the adjustment amounts associated with footnote (4) to be consistent with the application of the Vellar and Meteora Backstop Agreements. In this regard, the 25% of assumed redemptions are not actually redeemed but rather the redemption request is rescinded and acquired by Vellar and Meteora instead.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 39-41 of the Amended Proxy Statement.

15.	As previously requested in prior comment 14, please expand footnote (5) to provide the calculation showing the adjusted number of shares Ocean Biomedical would be issued and reflect the adjusted amount in the pro forma presentation. To the extent that any of those conditions are present as of the most recent balance sheet date. If none of the factors that would reduce the number of shares issuable to Ocean Biomedical are present, disclose this conclusion. Also address this comment throughout the document where the pro forma number of shares to be held is included along with appropriate footnote disclosure for the number of shares reflected. Refer to Article 11-02(a)(11)(ii)(A) of Regulation S-X for guidance.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 42 of the Amended Proxy Statement.

16.	As previously requested in prior comment 15 regarding the adjustments associated with footnote (7), please provide a more comprehensive explanation why you are only reflecting a cash payment of $11.2 million with an offset to accumulated deficit. Provide a reconciliation of the adjustments reflected in the pro forma balance sheet with the disclosures on page 243 that state $21.4 million of cash from the proceeds of the Business Combination will be used to pay $10.1 million of certain accrued expenses, short-term debt and contingent license fees is due upon any financing event with an additional $11.3 million of contingent compensation, contingent vendor payments and related party expenses due upon a $50 million financing event.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 40-42 of the Amended Proxy Statement.

3. Net income per Share, page 41

17.	Please include the number of warrants to be outstanding related to the Ocean Warrants in your disclosure on page 42.

Response: The Company acknowledges the Staff’s comment and has made the changes on pages 38 and 43 of the Amended Proxy Statement.

November 22, 2022

Some intellectual property that we have in-licensed may have been discovered..., page 75

18.	We note your response to comment 19. However, your revised disclosure does not clarify which of your product candidates are dependent on intellectual property that may have been discovered through government funded programs. Therefore, it is not clear which product candidates may be subject to march-in rights. Please revise to clarify.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 76 of the Amended Proxy Statement.

Timeline of the Business Combination, page 137

19.	We note your response to comment 28 and reissue in part. Please revise this discussion to explain how you narrowed the list of thirty six potential acquisition targets to the ten you entered into non-disclosure agreements with.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 138 of the Amended Proxy Statement.

Certain Unaudited Ocean Biomedical Prospective Financial Information, page 141

20.	We note your response to comment 31. Please revise this discussion to discuss the assumptions underlying the projections in greater detail. For example, disclose whether the projections assume that all product candidates obtain FDA approval, when they obtain FDA approval and the competitive landscape when they receive FDA approval and the competitive landscape in the years that follow. Given the early stage of development, explain why you believed your assumptions related to candidate approval were reasonable. Clarify whether KPMG’s analysis of commercial potential assumes the product candidate is a first line therapy, second line therapy or third line therapy and whether the assumption(s) changes during the 18 years presented. Finally, discuss the limitations of these projections by addressing how they may differ if some or all of your products do not obtain FDA approval, you encounter delays in commencing or completing your clinical trials, you experience obstacles in developing commercial scale manufacturing and establishing sales, marketing and distribution capabilities. Your discussion should clarify how common these circumstances are and how likely it is for a pre-clinical company to have all of its product candidates obtain FDA approval of all of its product candidates in the timeframe contemplated by the assumptions used in developing your projections.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143-145 of the Amended Proxy Statement in response to comment 20. In addition, the Company refers the Staff to the response to comment 21 below regarding its assumptions relating to product candidate regulatory approval.

21.	Discuss the reasonableness of the assumption that all of your product candidates receive FDA approval given the early stage of development and the disclosure that for 337 drugs reviewed over the period 2000-2019, the probability of success was 14.9% for infectious disease, 16.3% for pulmonary fibrosis, 9.9% for NSCLC and 5.3% for GBM mAbs.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Ocean Biomedical, in preparing the financial projections provided to The Mentor Group, did not assume that all of its product candidates receive FDA approval. The process Ocean Biomedical used to prepare the projections involved (i) preparing revenue forecasts for each of its current preclinical product candidates, with the assistance of KPMG, assuming that Ocean Biomedical was able to bring them to market, (ii) preparing EBITDA, after tax operating profit and free cash flow forecasts for each candidate and (iii) discounting those forecasts for the probability of technical and regulatory (FDA) success based upon the data from Informa’s Pharmapremia database referenced in the Staff’s comment. By probability discounting its forecast, Ocean Biomedical takes into account the risk that some of its product candidates do not receive FDA approval, as well as some of its products encounter technical, competitive, and other impediments in getting to market. Ocean Biomedical in preparing its financial projections did not forecast financial results to be achieved from each product candidate, as it is very difficult to do so for product candidates in early stages of development, such as those being pursued by Ocean Biomedical. Rather its financial projections are based on the probability weighted value of its overall portfolio reaching the market. If Ocean Biomedical had assumed that any or all of its product candidates received FDA approval, its revenue, EBITDA, after tax operating profit and free cash flows would have been substantially higher. For instance, if only one of its product candidates reach the market, the revenue, EBITDA, after tax operating profit and free cash flow for that product candidate would be substantially higher than the probability weighted results for that product candidate reflected in the financial projections, likely offsetting substantially lower revenues, EBITDA, after tax operating profit and free cash flow than projected from other product candidates that did not reach the market. The Company has revised its disclosures on page 143 of the Amended Proxy Statement clarifying the disclosure to reflect the foregoing.

November 22, 2022

22.	Please clarify whether the projections appearing in Schedule 2 of Annex E are the projections prepared by Ocean Biomedical or if these projections are The Mentor Group’s summary of the projections prepared by Ocean Biomedical.

Response: The Company acknowledges the Staff’s comment and wishes to inform the Staff that the projections appearing in Schedules 2-5 of Annex E Fairness Opinion of the Mentor Group, LLC (and Schedules 2-5 of Annex F Supplement to the Fairness Opinion of the Mentor Group, Inc. are the Mentor Group’s summary of the projections prepared by Ocean Biomedical. The Company has revised disclosures on page 142 of the Amended Proxy Statement to cross reference to those projections and clarify that they are a summary of the projections prepared by Ocean Biomedical. The Company advises the Staff that Ocean Biomedical has updated the financial projections provided to the Company and Mentor to reflect that, due to delays in receipt of financing for its operations, the estimated timing for receipt of regulatory approvals and introduction of product candidates to the market have been extended by one year. Mentor has provided the Company with a supplement to its fairness opinion, which is attached to the Amended Proxy Statement as Annex F, to reflect this change to Ocean Biomedical’s financial projections. The discussion under “Opinion of The Mentor Group” in the Amended Proxy Statement has been revised to include a discussion of Mentor’s supplement to its fairness opinion.

The AHAC Board’s Reasons for Approval of the Business Combination, page 141

23.	We note your response to comment 29 please disclose any potentially negative factors the board considered prior to approving the business combination. To the extent the board did not consider and negative factors in this process, please revise to clarify.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 142 of the Amended Proxy Statement.

Opinion of the Mentor Group, page 144

24.	Provide the interest rate used for the projections and the growth rate for the fast growth phase.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 147 of the Amended Proxy Statement. The fast growth phase is based on the forecast from Ocean and there is no single growth rate that was applied. See Schedules 2-5 of Annex F Supplement to the Fairness Opinion of the Mentor Group, Inc.

25.	We note your response to comment 32. Please revise your disclosure to clarify Ocean Biomedical currently has no revenues and all product candidates are in preclinical stages and that Mentor did not consider any companies with these characteristics in its analysis.

Response: The Company acknowledges the Staff’s comment and has made the changes on page 147 of the Amended Proxy Statement.

Business of Ocean Biomedical

Our Pipeline, page 172

26.	We note in the exhibit furnished in your 8-K filed on November 1, 2022, regarding the research presented by Dr. Jake Curtis, your CEO stated he “look[ed] forward to working with Ocean to bring these therapies to patients.” Please explain this statement here in light of the early stage of development of your two malaria indications, which are both in preclinical stages of development.

Response: Ocean Biomedical’s pipeline consists of preclinical programs. Ocean Biomedical anticipates moving certain preclinical product candidates, including the malaria indications, into clinical development in the next 12 to 18 months. The statement made by AHAC’s CEO in the exhibit furnished in AHAC’s 8-K filed on November 1, 2022 was not intended to imply that the product candidates were in the clinical development stage but rather that AHAC was excited about helping Ocean Biomedical further develop its product candidates.

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November 22, 2022

Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at (202)-689-2987 or Andy.Tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker